Exhibit 4.12

(Emblem of the State of Israel)
STATE OF ISRAEL
Ministry of Communications

Special License to render telecommunication services numbered 5-10439-2-
95049 to RRSat Global Communications Network Ltd. Company

Amendment no. 5

By virtue of the power pursuant to Section 4(e) of the Communications (Telecommunication and Broadcasting) Law, 5742-1982 and pursuant to Section 5 of the Telegraph Ordinance [New Version]  5732-1972, and the rest of the powers granted to us pursuant to any law, we hereby amend a special license to render telecommunication services - video and audio transmission services via stationary or mobile land satellite stations, which was granted to RRsat Global Communications Network Ltd. Company (hereinafter – RRsat) on the date of 27 Tevet 5768 (31.07.2008) and renewal on the date of Thursday, 28 Tamuz 5768 (31.07.2008) as detailed below:

Amendment to Section 1	1.	In the definition of the "Client", after paragraph (d), will come:

"(e)	In connection with the services is Section 3.1.7 – a company, organization or institution (hereinafter: "Organization") that has site/s and/or branch/es abroad and/or site/s and/or branch/es in Israel, which connects to the license holder for the purpose of connecting his site/s and/or branch/es via a virtual private network with an appropriate access device (hereinafter "VPN Connection") and/or for the purpose of connection via a VPN Connection the Organization's site/s and/or branch/es and a provider, licensor or customer of the Organization, that have a business relation.

Notwithstanding the aforesaid, in connection with voice services, the Organization is someone which primary activity is in the maritime transportation industry or the infrastructure industry, as detailed in Appendix I, or another industry approved by the Director General, and which connects with the license holder with an appropriate access device."

	2.
After the definition of "Inter-state Operator" will come:

"Hub"    A place within the premises of the license holder in which a parabolic hexagon, larger than a station hexagon, is installed and operated, with an instrument for monitoring and operating stations (hub)."

	3.	After the definition of "the Minister" will come: "Station" a small aperture parabolic hexagon (VSAT – very small aperture terminal) installed at the customer's premises."

Special License No. 5-10439-2-95049 to RRsat Global Communications Network Ltd.,
For the provision of video and audio transmission services via stationary or mobile land satellite stations – Amendment 5

Amendment to Section 3	4.	After Section 3.1.6, will come:

		"3.1.7
 Installation, maintenance and operation of satellite telecommunications earth stations for the provision of international and inland telecommunications services (data and voice), between a Hub and a Station and between Stations via a Hub as aforesaid, to a customer as defined in paragraph (e) to the definition of "Customer" in Section 1, as detailed in Appendix A5; Notwithstanding, voice services do not include inland communications."

Amendment to Section 14	5.
After "Appendix A4 – List of Bezeq customers which was provided to the Ministry of Communications on August 3, 2008", will come:

"Appendix A5 – Telecommunications Services between a Hub and a VSAT Station".

Additional Appendixes	6.	After "Appendix H - Assignment of traded means of control", will come: "Appendix I – Details of Types of Customers for Voice Services via a VSAT system".

	7.
After "Appendix A4 – List of Bezeq's customers which was provided to the Ministry of Communications on August 3, 2008", will come:

"Appendix A5 – Telecommunications Services between a Hub and a VSAT Station" (attached herewith).

	8.	After "Appendix H - Assignment of traded means of control", will come: "Appendix I – Details of Types of Customers for Voice Services via a VSAT system" (attached herewith).

6 Shvat 5771	[signature]
11 January 2011	Moshe Kachlon Minister of Communications

Cc: Special Licenses circulation